[Letterhead of Appalachian Bancshares, Inc.]

July 1, 2005

VIA EDGAR AND US MAIL

Ms. Joyce Sweeney
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:	Appalachian Bancshares, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed: March 29, 2005

Form 10-Q for the quarter ended March 31, 2005
File No. 001-15571

Dear Ms. Sweeney:

This letter is being submitted in response to the comments given by the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 17, 2005 to Darren Cantlay, Chief Financial Officer of Appalachian Bancshares, Inc. (the “Company”), with respect to the above-referenced Form 10-K.

For your convenience, we have set forth each comment from your comment letter in bold typeface, in each case followed by the Company’s response. All page references are to pages of the Form 10-K.

Joyce Sweeney, Accounting Branch Chief
Securities and Exchange Commission
July 1, 2005

Form 10-K for the fiscal year ended December 31, 2004

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies --- Loans, page 41

1.
We note that you report mortgage origination fees as non-interest income on your statements of income. Please tell us and in future filings disclose the nature of these fees, how you account for them, and your basis for reporting them as non-interest income.

The mortgage origination fees that are reported as non-interest income are fees paid to Appalachian Community Bank, the Company’s commercial bank subsidiary (the “Bank”), for mortgage loans that the Bank originates and processes for outside underwriters. The origination fees that the Bank receives for processing these loans are recorded as non-interest income. The basis for reporting these mortgage origination fees as non-interest income is that the mortgage loans are sold and not retained by the Bank.

The loan origination and commitment fees as noted in Note 1 - Summary of Significant Accounting Policies - Loans, page 41, are fees that are charged to the Bank’s customers for loans that are also retained by the Bank. These fees are recorded as stated in Note 1.

Note 16 - Commitments and Contingencies, page 59

2.
We note your disclosure that you record the contract amount of letters of credit as an asset and a corresponding liability in the same amount until the letters of credit are exercised. Please tell us the consideration you typically receive for providing standby letters of credit and why you record your liability and offsetting asset using the contract amount. Explain how you determine that the contract value represents fair value of your obligation at inception. Refer to paragraphs 8 - 11 of FIN 45.

The consideration that the Bank receives for providing standby letters of credit is a loan fee, which is calculated in the same manner as any loan made by the Bank. The contract amounts referred to on page 59, Note 16, are not recorded as an asset or a corresponding liability. The Company will clarify its disclosure in future filings by disclosing that the Company, in accordance with paragraphs 8-11 of FIN 45, records a liability for the estimated fair value of standby letters of credit based on the fees charged for these arrangements.

Joyce Sweeney, Accounting Branch Chief
Securities and Exchange Commission
July 1, 2005

In connection with responding to the Commission’s comments noted above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments regarding this letter, please do not hesitate to contact me at (706) 276-8130.

Sincerely, /s/ Darren M. Cantlay Darren M. Cantlay Chief Financial Officer Appalachian Bancshares, Inc.